AS FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON MAY 27, 1998


                        SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC 20549

                                   ----------

                            DEFINITIVE PROXY STATEMENT
                              FILED ON SCHEDULE 13E-3
                         RULE 13e-3 TRANSACTION STATEMENT
           (PURSUANT TO SECTION 13(E) OF THE SECURITIES AND EXCHANGE ACT
                                     OF 1934)


                 PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP
                      GLENBOROUGH REALTY TRUST INCORPORATED
                             GLENBOROUGH CORPORATION
                          GLENBOROUGH PROPERTIES, L.P.
                 ------------------------------------------------
                 (Name of the Issuer and Person Filing Statement)


                 DEPOSITARY UNITS OF LIMITED PARTNERSHIP INTEREST
                 ------------------------------------------------
                          (Title of Class of Securities)


                                     74429Y103
                       -------------------------------------
                       (CUSIP Number of Class of Securities)


     Mr. Chester A. Piskorowski                  Mr. Jeffrey W. Tindell
  Prudential-Bache Properties, Inc.     Skadden, Arps, Slate, Meagher & Flom LLP
          One Seaport Plaza                         919 Third Avenue
         New York, NY 10292                        New York, NY 10022
           (212) 214-1339                            (212) 735-3380


(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
              Communications on Behalf of Person Filing Statement)


     This statement is filed in connection with (check the appropriate box):

     a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c. [ ] A tender offer.

     d. [ ] None of the above.


     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [x]

                            Calculation of Filing Fee
     ----------------------------------------------------------------------
     Transaction Valuation*                            Amount of Filing Fee
     ----------------------------------------------------------------------
     $43,520,000                                        $8,704
     ----------------------------------------------------------------------

     *  For purposes of calculating fee only.


Based on the aggregate cash to be received by the Issuer from the proposed sale of assets, which the Issuer believes will be $43,520,000, multiplied by 1/50th of one percent (1%).

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:   $8,704                  Filing Party: the Issuer
Form or registration no.: Preliminary             Date filed: September 17, 1997
                          Proxy Statement


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


                                CROSS-REFERENCES

     The information required to be contained in this Schedule 13E-3 is incorporated herein by reference from the attached solicitation materials. The following cross-references indicate where the information called for by each Item of this Schedule 13E-3 is contained in the enclosed solicitation materials.


ITEM NO.  SECTION TITLE(S) IN SOLICITATION MATERIALS                   PAGE(S)
--------  ------------------------------------------                   -------

ITEM 1    ISSUER AND CLASS OF SECURITY SUBJECT TO THE
          TRANSACTION

(a)       COVER PAGE OF THE STATEMENT FURNISHED IN CON-
          NECTION WITH THE SOLICITATION OF CONSENTS;
          SUMMARY--The Partnership                                      1, 3

(b)       COVER PAGE OF THE STATEMENT FURNISHED IN CON-
          NECTION WITH THE SOLICITATION OF CONSENTS;
          SUMMARY--Record Date; Units Entitled to Consent; VOTING
          SECURITIES AND PRINCIPAL HOLDERS THEREOF                     1, 4, 22

(c)       MARKET PRICES OF UNITS AND DISTRIBUTIONS TO
          UNITHOLDERS--Secondary and Market Prices for Units              22

(d)       SPECIAL FACTORS--Background of the Proposed
          Sale of the Assets; MARKET PRICES OF
          UNITS AND DISTRIBUTIONS TO UNITHOLDERS--Distribu-
          tions to Unitholders                                          8, 22

(e)       Not applicable.

(f)       Not applicable.

ITEM NO.  SECTION TITLE(S) IN SOLICITATION MATERIALS                   PAGE(S)
--------  ------------------------------------------                   -------

ITEM 2    IDENTITY AND BACKGROUND

          The person filing this statement is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction.

(a)       IDENTITY AND BACKGROUND OF CERTAIN PERSONS                     23

(b)       IDENTITY AND BACKGROUND OF CERTAIN PERSONS                     23

(c)       IDENTITY AND BACKGROUND OF CERTAIN PERSONS                     23

(d)       IDENTITY AND BACKGROUND OF CERTAIN PERSONS                     23

(e)       With respect to PSI, see IDENTITY AND BACKGROUND
          OF CERTAIN PERSONS--PSI                                        24

          With respect to each other person, natural or otherwise, identified in the above section, the answer is no.

(f)       With respect to PSI, see IDENTITY AND BACKGROUND
          OF CERTAIN PERSONS--PSI                                        24

          With respect to each other person, natural or otherwise, identified in the above section, the answer is no.

(g)       IDENTITY AND BACKGROUND OF CERTAIN PERSONS                     23


ITEM 3    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

(a)       Not applicable.

(b)       SPECIAL FACTORS--Background of Proposed Sale
          of the Assets                                                  8


ITEM 4    TERMS OF THE TRANSACTION

(a)       SUMMARY--Action by Written Consent, --The Plan; SPECIAL
          FACTORS--The Purchase Agreement, --Closing of the            3, 4, 11
          Sale, --Amendment to Partnership Agreement, --Liquidation   12, 19, 19


(b)       Not applicable.


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


ITEM NO.  SECTION TITLE(S) IN SOLICITATION MATERIALS                   PAGE(S)
--------  ------------------------------------------                   -------

ITEM 5    PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

(a)       Not applicable.

(b)       Not applicable.

(c)       Not applicable.

(d)       Not applicable.

(e)       Not applicable.

(f)       Not applicable.

(g)       Not applicable.


ITEM 6    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSID-
          ERATION

(a)       COVER PAGE OF THE STATEMENT FURNISHED IN CON-
          NECTION WITH THE SOLICITATION OF CONSENTS;
          SPECIAL FACTORS--The Purchase Agreement, --Use
          of Proceeds and Cash Distributions,  --Liquidation       1, 11, 15, 19

(b)       COVER PAGE OF THE STATEMENT FURNISHED IN CON-
          NECTION WITH THE SOLICITATION OF CONSENTS;
          SPECIAL FACTORS--The Purchase Agreement,
          --Use of Proceeds and Cash Distributions                   1, 11, 15

(c)       SPECIAL FACTORS--The Purchase Agreement                       11

(d)       Not applicable.




ITEM NO.  SECTION TITLE(S) IN SOLICITATION MATERIALS                          PAGE(S)
--------  ------------------------------------------                          -------
ITEM 7    PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

(a)       SUMMARY--Action by Written Consent; SPECIAL FACTORS
          --Background of Proposed Sale of the Assets                          3, 8

(b)       SPECIAL FACTORS--Background of Proposed Sale of the Assets            8

(c)       COVER PAGE OF THE STATEMENT FURNISHED IN CONNECTION WITH THE
          SOLICITATION OF CONSENTS; SPECIAL FACTORS--Background of
          Proposed Sale of the Assets, --Recommendation of the
          General Partners; Fairness of the Plan, --Advantages               1, 8, 16,
          of Plan, --Amendment to Partnership Agreement                        18, 19


(d)       COVER PAGE OF THE STATEMENT FURNISHED IN CONNECTION WITH THE
          SOLICITATION OF CONSENTS; SUMMARY--Action by Written Consent,
          --Certain Conflicts of Interest, --Final Distributions and
          Liquidation; SPECIAL FACTORS--Background of Proposed
          Sale of the Assets, --Certain Conflicts of Interest,
          --Use of Proceeds and Cash Distributions, --Liquidation,          1, 3, 5, 6,
          --Federal Income Tax Consequences of The Plan;                     8, 11, 15,
          ACCOUNTING TREATMENT                                              19, 19, 21


ITEM 8    FAIRNESS OF THE TRANSACTION

(a)       SPECIAL FACTORS--Recommendation of the General Partners;
          Fairness of the Plan                                                  16

(b)       SPECIAL FACTORS--Advantages of the Plan                               18

(c)       COVER PAGE OF THE STATEMENT FURNISHED IN CONNECTION WITH
          THE SOLICITATION OF CONSENTS; SUMMARY--Action by Written
          Consent; SPECIAL FACTORS--Background of Proposed Sale of
          the Assets, --Amendment to the Partnership Agreement             1, 3, 8, 19

(d)       SPECIAL FACTORS--Recommendation of the General Partners;
          Fairness of the Plan                                                  16

(e)       SPECIAL FACTORS--Recommendation of the General Partners;
          Fairness of the Plan                                                  16

(f)       SPECIAL FACTORS--Background of Proposed Sale of the Assets            8





ITEM NO.  SECTION TITLE(S) IN SOLICITATION MATERIALS                          PAGE(S)
--------  ------------------------------------------                          -------



ITEM 9    REPORTS, OPINIONS, APPRAISALS AND CERTAIN NE-
          GOTIATIONS

(a)       SPECIAL FACTORS--C&W Reports, --C&W Opinion                         13, 14

(b)       SPECIAL FACTORS--C&W Reports, --C&W Opinion                         13, 14

(c)       SPECIAL FACTORS--C&W Reports, --C&W Opinion                         13, 14


ITEM 10   INTEREST IN SECURITIES OF THE ISSUER

(a)       SUMMARY--The Plan; VOTING SECURITIES AND PRINCI-
          PAL HOLDERS THEREOF                                                 4, 22

(b)       Not applicable.


ITEM 11   CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS
          WITH RESPECT TO THE ISSUER'S SECURITIES

          SUMMARY--The Plan; VOTING SECURITIES AND PRINCI-
          PAL HOLDERS THEREOF                                                 4, 22


ITEM 12   PRESENT INTENTION AND RECOMMENDATION OF
          CERTAIN PERSONS WITH REGARD TO THE TRANSAC-
          TION

(a)       SUMMARY--The Plan; VOTING SECURITIES AND PRINCI-
          PAL HOLDERS THEREOF                                                 4, 22

(b)       COVER PAGE OF THE STATEMENT FURNISHED IN CONNECTION WITH THE
          SOLICITATION OF CONSENTS; SUMMARY--The Plan; SPECIAL FACTORS
          --Recommendation of the General Partners; Fairness of the Plan,
          --Advantages of Plan; VOTING SECURITIES AND PRINCIPAL              1, 4, 16,
          HOLDERS THEREOF                                                     18, 22


ITEM 13   OTHER PROVISIONS OF THE TRANSACTION

(a)       SUMMARY--The Plan; SPECIAL FACTORS--No Appraisal Rights.             4, 21

(b)       AVAILABLE INFORMATION                                                 25

(c)       Not applicable.


ITEM NO.  SECTION TITLE(S) IN SOLICITATION MATERIALS                     PAGE(S)
--------  ------------------------------------------                     -------

ITEM 14   FINANCIAL INFORMATION

(a)(1-2) The Partnership's Annual Report on Form 10-K for the year ended December 31, 1996 and its Quarterly Report on Form 10-Q for the period ended September 30, 1997 filed by the Partnership with the Securities and Exchange Commission (File No. 0-14271) and included as exhibits hereto are hereby incorporated by this reference.

(a)(3)    Not applicable

(a)(4)    SUMMARY--Selected Historical Financial Data                          7

(b) After the Rule 13e-3 transaction, the Issuer will have liquidated its assets and dissolved.


ITEM 15   PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

(a) Certain executive officers of Prudential-Bache Properties, Inc., as managing general partner of the Issuer, will engage in solicitation activities in connection with the Rule 13e-3 transaction.


(b) COVER PAGE OF THE STATEMENT FURNISHED IN CONNECTION WITH THE SOLICITATION OF CONSENTS. William O'Sullivan, an employee of Prudential Securities Incorporated, an affiliate of
          Prudential-Bache Properties, Inc., will engage in certain
          solicitation activities in connection with the
          Rule 13e-3 transaction.  Mr. O'Sullivan will receive no addition-
          al compensation for engaging in such activities beyond his salary
          as an employee of Prudential Securities Incorporated.                1


ITEM 16   ADDITIONAL

          Not applicable.

ITEM NO.  SECTION TITLE(S) IN SOLICITATION MATERIALS                     PAGE(S)
--------  ------------------------------------------                     -------

ITEM 17   MATERIAL TO BE FILED AS EXHIBITS

(a) Credit Agreement (Revolver), dated as of July 11, 1996, among Glenborough Properties, L.P., as Borrower, and Wells Fargo Bank and Imperial Bank together with certain Assignees, as Lenders, and Wells Fargo Bank, National Association, as Agent; First Amendment to Credit Agreement, entered into as of No-vember 1, 1996, by and among Glenborough Properties, L.P., Wells Fargo Bank, National Association, Imperial Bank, Fleet National Bank, and Wells Fargo Bank, National Association as Agent; Amendment to Credit Agreement, dated as of April __, 1997, among Glenborough Properties, L.P., Wells Fargo Bank, National Association, Fleet National Bank, and Wells Fargo Bank, National Association as Agent.*

(b) Limited Appraisal in a Restricted Report--Poplar Towers Office Building, as of October 21, 1996, prepared by Cushman & Wakefield of Georgia, Inc.; Complete Appraisal of Real Proper-ty--Gateway Professional Center, as of May 21, 1997, prepared by Cushman & Wakefield of California, Inc.; Complete Apprais-al of Real Property--Park Plaza Professional Center, as of May 21, 1997, prepared by Cushman & Wakefield of California,
          Inc.; Complete Appraisal of Real Property--Montrose Office Park, as of May 20, 1997, prepared by Cushman & Wakefield of Washington, D.C., Inc.; Complete Appraisal of Real Proper-ty--Totem Valley Business Center, as of May 9, 1997, prepared by Cushman & Wakefield of Oregon, Inc.*

(c)       Not applicable.

(d) LETTER TO UNITHOLDERS; NOTICE TO UNITHOLDERS; STATEMENT FURNISHED IN CONNECTION WITH THE SOLICITATION OF CONSENTS; CONSENT CARD. Certain additional documents shall be filed as exhibits as required by Regulation 14A but are not required to be distributed to Unitholders.

(e)       Not applicable.

(f)       Not applicable.

--------------
* Previously filed as an Exhibit to Amendment No. 1 to the Schedule 13E-3.

                                    SIGNATURE

     After due inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             Dated:  May 27, 1998



                             PRUDENTIAL-BACHE/EQUITEC
                             REAL ESTATE PARTNERSHIP


                             By:  Prudential-Bache Properties, Inc.
                                  in its capacity as managing general partner



                                      By: /s/ BRIAN J. MARTIN
                                          --------------------------------------
                                              Brian J. Martin
                                              President
                                              Prudential-Bache Properties, Inc.


                             GLENBOROUGH REALTY TRUST INCORPORATED


                                      By: /s/ ANDREW BATINOVICH
                                          --------------------------------------
                                              Andrew Batinovich
                                              President



                             GLENBOROUGH CORPORATION


                                      By: /s/ ANDREW BATINOVICH
                                          --------------------------------------
                                              Andrew Batinovich
                                              Chief Executive Officer


                              GLENBOROUGH PROPERTIES, L.P.


                                      By: Glenborough Realty Trust Incorporated,
                                          in its capacity as General Partner


                                      By: /s/ ANDREW BATINOVICH
                                          --------------------------------------
                                              Andrew Batinovich
                                              President